UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SPS Commerce, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78463M 10 7

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78463M 10 7		SCHEDULE 13G

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Split Rock Partners, LLC

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,313,801 (see Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,313,801 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,313,801 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 11.2%

12	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463M 10 7		SCHEDULE 13G

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) SPVC VI, LLC

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,162,275 (see Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,162,275 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,162,275 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 9.9%

12	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer: The name of the issuer is SPS Commerce, Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of the Issuer is 333 South Seventh Street, Suite 1000, Minneapolis, MN 55402.

Item 2(a).	Name of Persons Filing: Split Rock Partners, LLC (“Split Rock”) and SPVC VI, LLC (“SPVC VI”). Split Rock and SPVC VI are collectively referred to herein as the “Reporting Persons”.
Item 2(b).	Address of Principal Business Office: The principal business address of each of the Reporting Persons is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.
Item 2(c).	Citizenship: Each of the Reporting Persons is a Delaware limited liability company.
Item 2(d).	Title of Class of Securities: The class of equity securities to which this Statement relates is the common stock of the Issuer (the “Common Stock”).
Item 2(e).	CUSIP Number: The CUSIP number of the Common Stock is 78463M 10 7.

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the filing person is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership:
(a)

Amount beneficially owned:

SPVC VI is the record owner of 1,157,825 shares of Common Stock of the Issuer.  SPVC V, LLC (“SPVC V”) is the record owner of 92,247 shares of Common Stock of the Issuer.  SPVC IV, LLC (“SPVC IV”) is the record owner of 56,569 shares of Common Stock of the Issuer.  SPVC Affiliates Fund I, LLC (“SPVC Affiliates”) is the record owner of 2,710 shares of Common Stock of the Issuer.  Michael Gorman, a managing director of Split Rock, is the record owner of an option to purchase 16,020 shares of Common Stock of the Issuer, of which 4,450 shares are exercisable within 60 days.  Pursuant to a letter agreement with SPVC VI, Mr. Gorman holds the option for the sole benefit of SPVC VI.  SPVC VI, SPVC V, SPVC IV and SPVC Affiliates are jointly managed by Split Rock and Vesbridge Partners, LLC; however, voting and investment power over the shares has been delegated solely to Split Rock.  Split Rock has delegated all voting and investment power with respect to the shares to three individuals, who require a two-thirds vote to act.  Thus, SPVC VI may be deemed to own beneficially 1,162,275 shares of Common Stock of the Issuer, including 1,157,825 shares held of record by SPVC VI, and 4,450 shares issuable upon exercise of an option exercisable within 60 days held by Mr. Gorman. Split Rock may be deemed to own beneficially 1,313,801 shares of Common Stock of the Issuer, including 1,157,825 shares held of record by SPVC VI, 92,247 shares held of record by SPVC V, 56,569 shares held of record by SPVC IV, 2,710 shares held of record by SPVC Affiliates, and 4,450 shares issuable upon exercise of an option exercisable within 60 days held by Mr. Gorman.

The filing of this Statement shall not be construed as an admission that Split Rock is the beneficial owner of any securities covered by this Statement.

(b)

Percent of class:

Split Rock:  11.2%, and SPVC VI:  9.9%.  The foregoing percentages are calculated based on the 11,727,743 shares of Common Stock represented to be outstanding by the Issuer upon completion of an equity financing completed on December 8, 2010.

(c) Number of shares as to which Split Rock has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,313,801
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,313,801
Number of shares as to which SPVC VI has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,162,275
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,162,275

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certifications:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011.

SPLIT ROCK PARTNERS, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer

SPVC VI, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer